FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 06, 2019, announcing that Gilat demonstrates exceptional maritime connectivity over Telesat’s phase 1 LEO Satellite.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 06, 2019	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Demonstrates Exceptional Maritime Connectivity
over Telesat’s Phase 1 LEO Satellite

Successful test with tier-1 maritime service provider demonstrates industry-first milestone for maritime applications requiring global coverage, exceptionally low latency and high bit-rate

Petah Tikva, Israel, February 6, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the completion of a successful test with a tier-1 maritime service provider for maritime communication over Telesat’s low earth orbit Phase 1 LEO satellite. This industry-first milestone exemplified exceptionally low latency and high bit-rate essential for multiple maritime applications.

The remarkable performance with latency as low as 16 msec was achieved in the tier-1 maritime service provider’s teleport in Northern Europe. The test was performed with Gilat’s LEO modem and a one-meter small maritime Ka-band antenna, demonstrating direct real-time communication. Outstanding performance was achieved in testing video conferencing, over-the-top (OTT) video such as YouTube and massive data communication on a symmetric link.

“Telesat is pleased to be collaborating with innovative companies such as Gilat that recognize the potential of Telesat’s LEO system to transform the maritime broadband communication experience, delivering very high bit-rate services for large leisure vessels and supporting applications with critical latency requirements,” said Michel Forest, Director of Engineering, Telesat. “This demonstration confirms that Telesat’s state-of-the-art LEO architecture delivers on tier-1 maritime service provider’s requirements and opens the door for latency sensitive and high bit rate applications.”

“Gilat is proud to demonstrate outstanding results for next generation maritime communication over Telesat’s phase 1 LEO Satellite,” said Amir Yafe, Head of Global Accounts at Gilat. “This maritime test further strengthens Gilat’s strategic partnership with Telesat and follows the recent collaboration on the industry’s first inflight communication over LEO satellite.”

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
 June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net